LEGS DIAMOND

HANDCRAFTED AGED BOURBON WHISKEY • HUDSON VALLEY DISTILLERY


LEGS DIAMOND

LEGS DIAMOND AGED BOURBON WHISKEY

We carefully select, mash, ferment and distill only organic corn, rye and wheat , sustainably grown from local farms. We then age our bourbon whiskey for 12 months in new American Oak barrels.

MASH BILL
60% CORN
30% RYE
10% WHEAT

WHY LEGS DIAMOND?

Celebrity prohibition bootlegger and gangster Legs Diamond enjoyed life, spirits, good whiskey and rye. His nickname, "Legs" was inspired by his dancing talent and ability to elude enemies. While the turbulent times of Legs Diamond's life in the 20s and 30s wasn't peaceful, the spirits did bring calm to many.

AWARD-WINNING

2019 – Good Food Awards

40% ALC/VOL • 80 PROOF • 750 ML
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